1102037 0-30458

P.E. 11/31/01

FORM 6-K

02011836

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

JAN 24 2002

For the months of July, 2000-November,2001.

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

PROCESSED
FEB 08 2002
THOMSON FINANCIAL

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

INDEX TO EXHIBITS

Item

1.News Release dated October 11,2000 Announcing SCS SOLARS Lawsuit Update
2.News Release dated December 20,2000 Announcing SCS Solars and GATT Dismiss Lawsuit
3.News Release dated January 26,2001 Announcing completion of registration of common shares under the US securities Act of 1934
4.News Release dated February 02,2001 Announcing reduction in exercise price of outstanding share purchase warrants
5.News Release dated February 06,2001 Announcing additional reduction of exercise price of share purchase warrants issued to two brokerage firms
6.New Release dated April 03,2001 Announcing application to CDNX to extend share purchase warrants
7.News Release dated April 24,2001Announcing a non-brokered private placement subject to regulatory approval
8.News Release dated April 30,2001 Announcing private placement has been fully subscribed
9.New Release dated May 1,2001 Announcing increase in the amount of its proposed private placement
10.News Release dated June 6,2001 Announcing application for additional extension to share purchase warrants

11.News Release dated June 15, 2001 Announcing Lawrence O'Brien tendered resignation as CEO
12.News Release dated July 3,2001 Announcing Lawrence O'Brien tendered resignation as Director
13.New Release dated July 12,2001 Announcing completion of private placement
14.News Release dated September 4,2001 Announcing a fiscal agency agreement has been made with Union Securities Ltd
15.News Release dated November 16,2001 Announcing termination of Stock Option Plan September, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: January, 2002

By: ______________________
Andrew O'Leary, President

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of July, 2000-November,2001.

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

INDEX TO EXHIBITS

Item

1.News Release dated October 11,2000 Announcing SCS SOLARS Lawsuit Update

2.News Release dated December 20,2000 Announcing SCS Solars and GATT Dismiss Lawsuit

3.News Release dated January 26,2001 Announcing completion of registration of common shares under the US securities Act of 1934

4.News Release dated February 02,2001 Announcing reduction in exercise price of outstanding share purchase warrants

5.News Release dated February 06,2001 Announcing additional reduction of exercise price of share purchase warrants issued to two brokerage firms

6.New Release dated April 03,2001 Announcing application to CDNX to extend share purchase warrants

7.News Release dated April 24,2001Announcing a non-brokered private placement subject to regulatory approval

8.News Release dated April 30,2001 Announcing private placement has been fully subscribed

9.New Release dated May 1,2001 Announcing increase in the amount of its proposed private placement

10.News Release dated June 6,2001 Announcing application for additional extension to share purchase warrants

11.News Release dated June 15, 2001 Announcing Lawrence O'Brien tendered resignation as CEO
12.News Release dated July 3,2001 Announcing Lawrence O'Brien tendered resignation as Director
13.New Release dated July 12,2001 Announcing completion of private placement
14.News Release dated September 4,2001 Announcing a fiscal agency agreement has been made with Union Securities Ltd
15.News Release dated November 16,2001 Announcing termination of Stock Option Plan September, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: January, 2002

By: ______________________________
Andrew O'Leary, President

For Immediate Release October 11, 2000

SCS SOLARS Lawsuit Update

"SCS Solars Computing Systems Inc. announces that the United States District Court for Western District of Texas has dismissed the lawsuit brought by Grand Adventure Tour and Travel Publishing Corporation ("GATT") as against Andrew O'Leary and Robert Chisholm, two senior officers of the Company. GATT's lawsuit against the Company is continuing. The Company has filed an answer and a counter-claim, which it will continue to pursue vigorously.

The full text of the Order of the Court may be viewed on the Company's website www.solars.com

For more information

Frank Wells
604-903-2040

Pat Wilson
604-903-2056

For Immediate Release

SCS Solars and GATT Dismiss Lawsuit

CDNX.SCS
www.solars.com

Vancouver, B.C., Canada: December 20, 2000 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced, with Grand Adventures Tour and Travel (Nasdaq: GATT), that the parties have dropped their respective claims against one another and fully dismissed the pending lawsuit without any financial consideration by either party.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells 604-903-2040

Pat Wilson 604-903-2041

SCS SOLARS COMPLETES REGISTRATION OF ITS COMMON SHARES UNDER THE US SECURITIES EXCHANGE ACT OF 1934

CDNX.SCS
www.solars.com

Vancouver, BC. - January 26th, 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced that the United States Securities and Exchange Commission (the "Commission") has informed SolarNet that it has no further substantive comments related to SolarNet's registration statement, as amended, on Form 20-F. under the US Securities Exchange Act of 1934, as amended. SolarNet files period reports required of a foreign private issuer with the Commission.

Frank Wells, Vice-Chairman stated, "This registration provides our US investor base with easier information access and is an important step in our goal to raise SolarNet's visibility and profile in the US financial community."

SolarNet is the only company interfacing with all four, airline established, global distribution system/computerized reservation system ("GDS/CRS") networks and the Internet. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product. SolarNet's custom solutions to travel vendors, allows the Company to provide unique distribution of detailed travel information on any travel product, from any travel vendor, to travel agents. Travel suppliers which are not linked to any GDS network (often due to price), can market their products to the GDSs via SolarNet, reaching travel agents in a cost effective manner. These suppliers can provide up-to-date online information to travel agents, reducing the amount of print material, faxes and brochures that typically over burden travel agencies.

SolarNet has a proven track record of significantly bettering client productivity and profitability, with both a strong travel vendor and travel agent reliance on the system. To date, over 19,200 travel agencies have accessed SolarNet and in the USA, 47% of the 32,000 plus agencies have used the system. Agency activity continues to increase, with four of the top usage days ever, occurring this month.

On the information management side, SolarNet TourTek provides a unique inventory management and reservation system for tour operators, that combines the best features of all existing tour operator systems into one. Designed by tour professionals, TourTek is the only system that is both powered by Oracle, the world's leading developer and distributor of database technology and completely hardware independent.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells (604) 903-2040
Pat Wilson (604) 903-2041

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

For Immediate Release **February 02, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that it proposes to reduce the exercise price of 1,250,000 outstanding share purchase warrants from $1.30 to $0.60. Each warrant entitles the holder to acquire one common share of the Company. The warrants, which are held by a total of 61 warrantholders, were issued pursuant to a private placement which was completed on April 10, 2000. Insiders of the Company hold less than 1% of the warrants. The warrants expire on April 10, 2001.

As required by the policies of the Canadian Venture Exchange, the Company also proposes to amend the warrants to shorten the exercise period to 30 days if the closing price of the Company's shares exceeds the revised exercise price of $0.60 by 20% or more for 10 consecutive trading days. The 30-day period would commence seven calendar days after and excluding the 10th trading day.

The proposed amendments to the warrants are subject to the approval of the Canadian Venture Exchange and the consent of the warrantholders.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"frank wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release **February 06, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that, in addition to the proposed reduction in the exercise price of 1,250,000 outstanding share purchase warrants from $1.30 to $0.60 as announced in the Company's news release of February 2, 2001, the Company also proposes to reduce the exercise price of 625,000 share purchase warrants issued to two brokerage firms from $1.20 to $0.60. The warrants were issued as partial consideration for the arrangement by such brokerage firms of the $3,000,000 private placement. The warrants expire on April 10, 2001.

As required by the policies of the Canadian Venture Exchange, the Company also proposes to amend the warrants to shorten the exercise period to 30 days if the closing price of the Company's shares exceeds the revised exercise price of $0.60 by 20% or more for 10 consecutive trading days. The 30-day period would commence seven calendar days after and excluding the 10th trading day.

The proposed amendments to the warrants are subject to the approval of the Canadian Venture Exchange and the consent of the warrantholders.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release **April 03, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that, it is making application to the Canadian Venture Exchange to extend the expiry date of 1,250,000 outstanding share purchase warrants and 625,000 agent's share purchase warrants from April 10, 2001 to June 10, 2001. Each warrant entitles the holder to acquire one common share of the Company for $0.60. The warrants were issued pursuant to a private placement which was completed on April 10, 2000. Insiders of the Company hold less than 1% of the warrants.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release April 24, 2001

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that it has arranged, subject to regulatory approval, a non-brokered private placement of 3,000,000 units at a price of Cdn.$0.25 per unit for total gross proceeds of Cdn.$750,000.00. Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at the exercise price of Cdn.$0.35 for a period of one year.

The proceeds of the private placement will be used to fund the further development and marketing of its LiveLinx, SolarNet, Newswire and TourTek products and for general working capital.

The proposed financing is subject to the approval of the Canadian Venture Exchange.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

For Immediate Release **April 30th, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that its proposed non-brokered private placement of 3,000,000 units at a price of Cdn.$0.25 per unit for total gross proceeds of Cdn.$750,000.00 has been fully subscribed. The Company announced the financing on April 24, 2001. Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at the exercise price of Cdn.$0.35 for a period of one year.

The proceeds of the private placement will be used to fund the further development and marketing of its LiveLinx, SolarNet, Newswire and TourTek products and for general working capital.

The Company is proceeding with it application to the Canadian Venture Exchange for approval of the financing.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.

For Immediate Release May 1, 2001

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that the Company is increasing the amount of its proposed private placement from $750,000 to $800,000. The equity financing was originally announced by the Company in its news release dated April 24, 2001. The proposed increase is due to a favourable market response, with expressions of interest received by the Company from investors exceeding the number of units originally intended to be offered. The proposed non-brokered private placement, as revised, will now consist of up to 3,200,000 units at a price of Cdn.$0.25 per unit for total gross proceeds of up to Cdn.$800,000. Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at the exercise price of Cdn.$0.35 for a period of one year.

The proceeds of the private placement will be used to fund the further development and marketing of the Company's LiveLinx, SolarNet, Newswire and TourTek products and for general working capital.

The terms and conditions of the private placement, including the increase in the amount of the financing from $750,000 to $800,000 are subject to the approval of the Canadian Venture Exchange.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release **June 6, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that it is making application to the Canadian Venture Exchange for an additional extension to the expiry date of 1,250,000 outstanding share purchase warrants and 625,000 agent's share purchase warrants from June 10, 2001 to April 10, 2002. Each warrant entitles the holder to acquire one common share of the Company for $0.60. The warrants were issued pursuant to a private placement which was completed on April 10, 2000. Insiders of the Company hold less than 1% of the warrants.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release **June 15, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. announces that Lawrence O'Brien has tendered his resignation as Chief Executive Officer of the Company. Mr. O'Brien will continue to serve as a director of the Company.

Solars' board of directors has established an executive search committee consisting of Messrs. Barry Sparks, Charles Walker and Frank Wells to recruit a new Chief Executive Officer for the Company from within the travel industry. In the interim Mr. Andrew O'Leary, the Company's President, will assume the duties of C.E.O.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

For Immediate Release **July 3, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. announces that Mr. Larry O'Brien has tendered his resignation as a director and Chairman of the Board of the Company, effective immediately.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604 903 2061

Pat Wilson
604 903 2041

For Immediate Release July 12, 2001

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces the completion of its private placement of 2,759,200 units at a price of $0.25 per unit for total gross proceeds of approximately $689,800. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder thereof to purchase an additional common share for a period of one year at a price of $0.35. The shares and any shares issued upon exercise of the warrants are subject to four month hold period expiring on November 3, 2001.

The proceeds of the private placement will be used to fund the further development and marketing of the Company's LiveLinx, SolarNet, Newswire and TourTek products and for general working capital.

SCS Solars provides solutions in information management and electronic distribution to the travel industry. Proprietary products include SolarNet NewsWire, LiveLinx and TourTek. SCS Solars is a public company trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

FORM 53-901F
MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer**

SCS Solars Computing Systems Inc. (the "Company")
210 - 1455 Bellevue Avenue
West Vancouver, British Columbia
V7T 1C3

Telephone: (604) 903-2040

Item 2. **Date of Material Change**

July 13, 2001

Item 3. **Press Release**

July 12, 2001

Item 4. **Summary of Material Change**

The Company has completed a private placement of 2,759,200 units.

Item 5. **Full Description of Material Change**

The Company has completed a private placement of 2,759,200 units at a price of $0.25 per unit for total gross proceeds of approximately $689,800. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder thereof to purchase an additional common share for a period of one year at a price of $0.35.

The proceeds of the private placement will be used to fund the further development and marketing of the Company's LiveLinx, SolarNet, Newswire and TourTek products and for general working capital.

Item 6. **Reliance on Section 75(3) of the Act (Ontario)**
Reliance on Section 67(2) of the Act (British Columbia)

Not Applicable

Item 7. **Omitted Information**

Not Applicable

Item 8. **Senior Officers**

Frank Wells
Vice-Chairman
210 - 1455 Bellevue Avenue
West Vancouver, British Columbia
V7T 1C3

Telephone: (604) 903-2040

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 17th day of July, 2001

"Frank Wells"
(signature)

Frank Wells
(Name)

Vice-Chairman
(Position)

West Vancouver, B.C.
(Place of Declaration)

SCS SOLARS COMPUTING SYSTEMS INC.
210-1455 Bellevue Ave
West Vancouver, British Columbia
V7T 1C3

September 4, 2001 Symbol: SCS.CDNX

NEWS RELEASE

FISCAL AGENCY AGREEMENT – UNION SECURITIES LTD.

Mr. Frank Wells reports:

SCS Solars Computing Systems Inc. (the "Company") announces that it has signed a Fiscal Agency Agreement with Union Securities Ltd. (the "Agent") dated September 4, 2001 to expire 6 months thereafter unless otherwise extended by mutual agreement.

The Agent has agreed to provide general administrative and corporate finance advice. In consideration for providing these services, the Agent will be paid a fee of $6000 per month plus GST. This agreement is subject to Canadian Venture Exchange acceptance.

ON BEHALF OF THE BOARD OF DIRECTORS,

SCS SOLARS COMPUTING SYSTEMS INC.

"Frank D. Wells"
Frank D. Wells

For Immediate Release **November 16, 2001**

SCS SOLARS COMPUTING SYSTEMS INC.

Vancouver, B.C. – SCS Solars Computing Systems Inc. (the "Company") announces that it has terminated its Stock Option Plan which had been adopted by the Company in September of 2000. No options have been granted by the Company since the Plan was implemented. In terminating the Stock Option Plan, the Company has reduced the number of options which may be outstanding at any one time to a maximum of 10% of the number of issued and outstanding shares, in accordance with current CDNX policies. Management believes that, having regard to current market conditions, the reduction of the number of options available for granting is in the best interests of the shareholders and will provide a positive message to the investment community.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-331-2284

Pat Wilson
604-331-2287